Exhibit 99.1

IC POWER ISRAEL HAS AGREED TO ACQUIRE RIGHTS TO
CONSTRUCT A 396 MW NATURAL GAS POWER STATION

April 6, 2017-- IC Power Israel (ICPI) has entered into an agreement to acquire 95% of  the shares of Zomet Energy Ltd. (Zomet) from Ipswich Holdings Netherlands B.V. (47.5%) and Rapac Energy Ltd. (47.5%).  Zomet holds the rights to develop a natural gas fired power station at Plugot Junction, Israel with an estimated capacity of approximately 396 MW, in addition to land rights and statutory approvals. Completion of the transaction is subject to the fulfillment of certain conditions, including various regulatory approvals.

The project has been approved as a national infrastructure project by the government and the National Infrastructure Committee of Israel. The natural gas power plant will produce electricity using open cycle technology, and is expected to serve as a peaking unit. The project is expected to be funded through a combination of equity and project finance debt.

IC Power Israel Ltd. (ICPI) is a subsidiary of IC Power Ltd. (ICP), which operates power generation businesses in Latin America and Israel, producing gas- and hydro-powered electricity at an overall capacity of roughly 4,000 MW. ICP also operates a power distribution business in Guatemala.  ICP is a subsidiary of Kenon Holdings Ltd., which is listed on the Tel Aviv Stock Exchange and New York Stock Exchange.  ICPI is the owner (80%) of OPC Rotem – a gas-powered, combined-cycle power station producing 440 MW – and ICP is the owner (100%) of OPC Hadera – a natural gas, cogeneration power station currently under construction, designed to produce approximately 140 MW.

Cautionary Statement Regarding Forward-Looking Statements

The press release of ICPI includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements with respect to the Plugot Junction power plant, including the expected financing of construction of the plant, its potential installed capacity, its expected fuel source and technology and that the plant is expected to serve as a peaking unit, and statements regarding the expected installed capacity of the OPC-Hadera plant. These statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the parties’ ability to complete this transaction in a timely fashion, on the proposed terms, or at all,  other risks associated with acquiring a company (including integration risks and risks of unanticipated liabilities), the parties’ failure to agree on, and to execute, the necessary transaction documents or to satisfy conditions precedent to the transaction, including a failure to obtain regulatory approval, a failure to obtain the necessary financing for the project, and a failure to complete construction of the Plugot Junction  and OPC-Hadera power plants as expected, as well as those risks set forth under “Risk Factors—Risks Related to Our Interest in IC Power” in the Annual Report on Form 20-F for the year ended December 31, 2015 of Kenon Holdings Ltd. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.